HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

January 28, 2014

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation (the “Company”) Registration Statement on Form N-2 (File No. 333- 199622) (the “Registration Statement”)

Dear Mr. Minore:

As per your request, we hereby (i) confirm that the Company is relying on Rule 415(a)(1)(ix) under the Securities Act of 1933 in connection with the continuous offering of its debt securities pursuant to the Registration Statement and (ii) affirm that we and the Company have concluded that the Company’s reliance on Rule 415(a)(1)(ix) in connection therewith is appropriate.

* * *

Should you have any questions regarding this letter, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Steven B. Boehm, Esq.